Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            Peterbilt Announces Availability of Natural Gas Powered Vocational and
            Aerodynamic Vehicles

            VANCOUVER, BC and DENTON, TX, Aug. 31 /CNW/ - Peterbilt Motors Company
announced that the company is taking immediate orders for the production of its vocational and aerodynamic vehicles powered by compressed and liquefied natural gas (NG). The Model 365 and Model 384 will be offered with the Cummins
Westport ISL G and built at Peterbilt's truck manufacturing facility in
Denton, Texas.
            "Our Models 365 and 384 are examples of Peterbilt's commitment to delivering products that will reduce harmful emissions and provide the performance and overall value our customers need," said Bill Jackson,
Peterbilt General Manager and PACCAR Vice President. "These two NG powered platforms join Peterbilt's three medium duty hybrid electric vehicles currently in production to offer the widest range of environmental friendly options to our customers."
            The Peterbilt Model 365 NG features innovative solutions to improve ride and handling, enhance weight distribution as well as maximize performance and profitability without sacrificing overall efficiency. The Model 365 NG is equipped with the powerful ISL G providing a 320 horsepower rating and 1,000 lb-ft of torque. The Model 365 has a 115" BBC, and is available in both set-forward and set-back axle configurations and sets the standard for quality, durability, productivity and environmental responsibility.
            The Cummins Westport's ISL G powered Model 384 provides the industry's cleanest burning aerodynamic platform with the power and performance to meet the needs of a wide variety of customer applications including line, bulk and tanker hauling. Additionally, the Peterbilt Model 384 has been recognized as fuel efficient and environmentally-friendly by the EPA's SmartWay program.
Peterbilt is dedicated to providing its customers the latest advances in aerodynamic design and engineering combined with the latest alternative fuel technologies.

            About Cummins Westport ISL G Natural Gas Engine for Heavy Duty Trucks

            Cummins Westport's ISL G natural gas engine for heavy-duty Class 8 trucks allows trucking fleets to move to lower-cost, domestically available natural gas and/or biogas while offering industry-leading emissions, including lower greenhouse gas emissions, than comparable diesel engines. Based on the Cummins
ISL diesel engine with cooled EGR, the NG version integrates robust diesel components into an engine specifically designed for alternative fuels and offers similar horsepower, torque, and efficiency as the base diesel engine it is replacing. The engine is certified to the toughest global emissions standards and meets U.S. EPA and CARB 2010 emissions standards today.
            The Cummins Westport ISL G engine can be fuelled by either compressed natural gas (CNG) or liquefied natural gas (LNG)- both are cost effective, low carbon, and low emissions fuel-and is available with a 320 horsepower rating and a 1,000 lb-ft torque rating for heavy-duty port, freight and vocational applications. CNG or LNG fuel tanks can be configured to suit customer applications and range requirements. NG heavy-duty trucks are eligible for federal tax credits in the United States and may be eligible for other state-specific emissions credits. For more information about Cummins Westport and the ISL G visit www.cumminswestport.com

            About Peterbilt Motors Company

            Based in Denton, Texas, Peterbilt Motors Company combines a global reputation for industry leading design, innovative engineering and fuel efficiency solutions, with superior quality to engineer a truck that stands as the "Class" of the industry. Through its 247-plus North American dealer locations, Peterbilt also provides a comprehensive array of TruckCare(R)
programs to support its full lineup of vehicles, including hybrids, with aftermarket support programs. Customers enjoy industry leading service and support, including preventive maintenance plans, expedited QuickCare services, automated parts inventory replenishment and 24/7 complimentary Customer
Assistance through 1-800-4-Peterbilt. For more information about Peterbilt, visit www.peterbilt.com.

            Note: This document contains forward-looking statements about Cummins
Westport's business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made.
Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

            %SEDAR: 00004375E          %CIK: 0001370416

            /For further information: Inquiries: Cummins Westport Inc./Westport
Innovations Inc., Darren Seed, Director, Investor Relations, Phone: (604)
718-2046, Email: invest(at)westport.com, Web: www.westport.com; Cummins Inc.,
Mark Land, Public Relations Director, Phone: (317) 610-2456, Email:
mark.d.land(at)Cummins.com, Web: www.cummins.com/
            (WPRT WPT.)

CO:  Cummins Westport Inc.; Westport Innovations Inc.

CNW 16:10e 31-AUG-09